SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

COMBINATORX, INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of CombinatoRx, Incorporated

(Title of Class of Securities)

20010A103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Robert Forrester

Executive Vice President and Chief Operating Officer

245 First Street, Third Floor

Cambridge, Massachusetts 02142

(617) 301-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copies to:

Jason F. Cole, Esq. Senior Vice President and General Counsel 245 First Street, Third Floor Cambridge, Massachusetts 02142 (617) 301-7000	Stuart M. Cable, Esq. Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,030,491	$57.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,760,574 shares of the issuer’s common stock and have an aggregate value of $1,030,491 as of October 7, 2009, calculated based on the Black-Scholes option pricing model based on a price per share of common stock of $1.30, the price of the issuer’s common stock as reported on The NASDAQ Global Market on October 7, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57.51	Filing Party: CombinatoRx, Incorporated

Form or Registration No.: Schedule TO-I	Date Filed: October 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 5 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by CombinatoRx, Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 13, 2009, as amended by Amendment No. 1 filed with the SEC on October 27, 2009, as further amended by Amendment No. 2 filed with the SEC on October 28, 2009, as further amended by Amendment No. 3 filed with the SEC on November 16, 2009, and as further amended by Amendment No. 4 filed with the SEC on November 30, 2009 (as amended, the “Schedule TO”), in connection with the Company’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”). All capitalized terms used in this Amendment No. 5 to Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

This Amendment No. 5 is the final amendment relating to the Offer and is made to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on December 21, 2009. Pursuant to the Offer, eligible participants tendered, and CombinatoRx accepted for exchange, eligible options to purchase an aggregate of 1,490,750 shares of Common Stock from 30 eligible participants, representing approximately 85% of the shares of Common Stock underlying options that were eligible for exchange on that date. Subject to the terms and conditions of the Offer, on December 21, 2009, CombinatoRx granted new option awards under the 2004 Plan to eligible participants to purchase an aggregate of approximately 941,065 shares of Common Stock in exchange for such tendered options. The exercise price per share of the new options granted in the Offer is $1.07 per share, the closing price of CombinatoRx Common Stock as reported by The NASDAQ Global Market on December 21, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMBINATORX, INCORPORATED

Date: December 21, 2009	By:	/s/ ROBERT FORRESTER
Robert Forrester Executive Vice President and Chief Operating Officer